UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                             Strayer Education, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    863236105
                                    ---------
                                 (CUSIP Number)

Charles Ayres                                       with copies to:
DB Capital Partners, Inc.                           Oliver C. Brahmst, Esq.
130 Liberty Street                                  White & Case LLP
New York, NY  10006                                 1155 Avenue of the Americas
212-250-2500                                        New York, NY 10036
                                                    212-819-8200

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 16, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                                  ------------

                                  SCHEDULE 13D

CUSIP No. 863236105
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation     I.R.S. Identification No. 13-4060471
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) | |
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      | |
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            8,178,400
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            7,178,400
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,178,400
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      | |

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.82%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, Inc.      I.R.S. Identification No. 13-2725387

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) | |
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      | |

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            8,175,000
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            7,175,000
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,175,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      | |
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, L.P.         I.R.S. Identification No. 52-2046858

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) | |
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             | |
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            8,175,000
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            7,175,000
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,175,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      | |

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Investors, L.P.      I.R.S. Identification No. 52-2046859

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) | |
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             | |

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            8,175,000
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            7,175,000
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,175,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      | |

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                             Strayer Education, Inc.

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Company"), the principal executive offices of which are located at 1025 15th Street, N.W. Washington, D.C. 20005.

Item 2.   Identity and Background

          This statement on Schedule 13D is being filed by Taunus Corporation ("Taunus"), a corporation organized under the laws of the State of Delaware, DB Capital Partners, Inc. ("DBCP Inc."), a corporation organized under the laws of the State of Delaware, DB Capital Partners, L.P. ("DBCP L.P."), a limited partnership organized under the laws of the State of Delaware, and DB Capital Investors, L.P. ("DBCI"), a limited partnership organized under the laws of the State of Delaware. Taunus, DBCP Inc., DBCP L.P. and DBCI are hereinafter sometimes collectively referred to as the "Reporting Persons."

          Taunus's principal business is to function as a holding company for Deutsche Bank AG's United States operations. DBCI is an indirect wholly-owned subsidiary of Taunus and DBCI's principal business is to function as a merchant banking arm of Deutsche Bank AG. DBCP Inc. is the general partner of DBCP L.P, which in turn is the general partner of DBCI. The principal business of DBCP Inc. and DBCP L.P. is to serve as holding companies.

          The address of Taunus's principal place of business and principal office is 31 West 52nd Street, New York, New York 10019. The address of DBCP Inc.'s, DBCP L.P.'s, and DBCI's principal place of business and principal office is 130 Liberty Street, New York, New York 10006.

          The attached Schedule I is a list of each general partner of DBCI and DBCP L.P. and each executive officer and director of Taunus and DBCP, Inc., which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship or jurisdiction of organization, as applicable.

          During the last five years, none of Taunus, DBCP, Inc., DBCP L.P., DBCI nor, to the best of Taunus's and DBCP Inc.'s knowledge, as the case may be, any individuals named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to the terms of the Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement"), dated as of November 28, 2000, by and among Strayer Education, Inc. (the "Company"), New Mountain Partners, L.P. ("New Mountain") and DBCI (DBCI and New Mountain, collectively, the "Purchasers") and in accordance with the Support and Option Agreement (the "Support and Option Agreement"), dated as of November 28, 2000, by and among the Company, Ron K. Bailey and Beverly W. Bailey (collectively, the "Bailey Stockholders") and the Purchasers, on the Escrow Closing Date (as defined below), the Bailey Stockholders granted an Irrevocable Proxy (the "Irrevocable Proxy"), dated as of the Escrow Closing Date, to the Purchasers. The Irrevocable Proxy appointed the Purchasers as the Bailey Stockholders' attorneys-in-fact, with full power of substitution, to vote all of the shares of Common Stock owned, directly or indirectly, by the Bailey Stockholders. The Irrevocable Proxy does not give ownership of the shares owned or controlled by the Bailey Stockholders to DBCI or New Mountain and is subject to certain limits, as set forth in the Support and Option Agreement. The Irrevocable Proxy will terminate and be of no further force and effect as of the Closing Date (as defined below). The Irrevocable Proxy was filed by the Company as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on March 16, 2001 (SEC file number 000-21039) and is incorporated herein by reference.

          On or prior to March 16, 2001 (the "Escrow Closing Date"), certain conditions under the terms of the Preferred Stock Purchase Agreement were satisfied and the Company, the Purchasers and an escrow agent executed and delivered a customary escrow agreement, and pursuant to the terms of the Preferred Stock Purchase Agreement:

          (i) DBCI deposited with the escrow agent $35,000,000, representing the aggregate purchase price of the 1,346,154 shares of Preferred Stock (as defined below) to be purchased by DBCI on the Closing Date;

          (ii) New Mountain deposited with the escrow agent $115,000,000, representing the aggregate purchase price of the 4,423,077 shares of Preferred Stock to be purchased by New Mountain on the Closing Date; and

          (iii) the Company deposited with the Escrow Agent $62,500,000 (such amount, together with the amounts deposited with the escrow agent by DBCI and New Mountain, the "Escrow Fund").

          Under  the terms of the  Support  and  Option  Agreement,  the  Bailey
Stockholders:

          (i) agreed to vote all shares of Common Stock directly or indirectly owned by the Bailey Stockholders or with respect to which the Bailey Stockholders have the right to vote or direct the voting in favor of the transactions contemplated by the Preferred Stock Purchase Agreement (including the Offer (as defined below)), against any action inconsistent therewith and in favor of Directors nominated by the Purchasers as described below;

          (ii) granted the Irrevocably Proxy;

          (iii) granted an irrevocable option (the "Option") to the Purchasers pursuant to which, at any time after the Closing Date and prior to the third anniversary of the Closing Date, DBCI shall be entitled to purchase up to 233,000 shares of Common Stock from the Bailey Stockholders and New Mountain shall be entitled to purchase up to 767,000 shares of Common Stock from the Bailey Stockholders, in each case, for a purchase price of $30.00 per share; and

          (iv) agreed to tender, upon the request of the Purchasers, 7,175,000 shares of Common Stock in the aggregate in connection with the Offer.

The Support and Option Agreement was filed by the Company as Exhibit 10.01 to the Current Report on Form 8-K filed by the Company with the SEC on December 8, 2000 (SEC file number 000-21039) and is incorporated herein by reference .

          The source of funds contributed by DBCI to the Escrow Fund on the Escrow Closing Date was working capital of DBCI.

Item 4.   Purpose of the Transaction

          DBCI agreed to purchase the Preferred Stock and the Option for investment purposes. Although DBCI does not presently intend to convert the Preferred Stock after the Closing (as defined below) or exercise the Option after the Closing, it reserves the right to do so.

          (a)-(j) Pursuant to the Preferred Stock Purchase Agreement, the Company agreed to issue and sell to the Purchasers, and the Purchasers have agreed to purchase on the Closing Date 5,769,231 shares in the aggregate of a newly created class of stock of the Company which shall be entitled Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") for a total purchase price of $150,000,000. The Preferred Stock will be entitled to certain rights and preferences to be set forth in the Articles Supplementary (as defined below) to be filed with the State Department of Assessment and Taxation of Maryland prior to the Closing. Pursuant to the Preferred Stock Purchase Agreement, DBCI has agreed to purchase, on the Closing Date, 1,346,154 shares of Preferred Stock for a total purchase price of $35,000,000, which shares of Preferred Stock shall initially be convertible into 1,346,154 shares of Common Stock and New Mountain has agreed to purchase, on the Closing Date, up to 4,423,077 shares of Preferred Stock for a total purchase price of $115,000,000 (with the ability to purchase fewer shares to the extent prior to the Closing a new purchaser of up to 1,346,154 shares of Preferred Stock is found), which shares of Preferred Stock shall initially be convertible into 4,423,077 shares of Common Stock. The Preferred Stock Purchase Agreement was filed by the Company as Exhibit 2.01 to the Current Report on Form 8-K filed by the Company with the SEC on December 8, 2000 (SEC file number 000-21039) and is incorporated herein by reference.

          The Company, in accordance with the Preferred Stock Purchase Agreement, has agreed to commence an offer (within the meaning of Rule 13e-4(a)(4) under the Securities Exchange Act of 1934, as amended) to purchase up to 8,500,000 shares of the Common Stock at a price of $25.00 per share, net to the sellers in cash (the "Offer") after the Escrow Closing Date. The Company will use the Escrow Fund to purchase the shares tendered in the Offer at the closing of the Offer.

          Upon the completion of the Offer, the issuance by the Department of Education of an approval notice and the satisfaction of certain other conditions, the Escrow Fund will be released and used to pay for the tendered shares, and the shares of Preferred Stock will be issued to DBCI and New Mountain in their respective amounts. The date such transactions are to be consummated is referred to herein as the "Closing Date". The terms of the Preferred Stock will be governed by the Articles Supplementary (the "Articles Supplementary"), the form of which is attached as Exhibit 3.01 to the Current Report on Form 8-K filed by the Company with the SEC on December 8, 2000 (SEC file number 000-21039) and is incorporated herein by reference.

          The consummation of the transactions contemplated by the Preferred Stock Purchase Agreement (the "Closing") is subject to conditions beyond the Purchasers' control, such as the Department of Education issuing an approval notice to Strayer University. As of the Escrow Closing Date, DBCI has not acquired any shares of Preferred Stock.

          Under the terms of the Preferred Stock Purchase Agreement, the Purchasers were granted the right to nominate six of the Company's twelve Directors, of which DBCI has the right to nominate one Director and has the right to jointly with New Mountain nominate one other Director. New Mountain has the right to nominate the remaining four Directors. On the Escrow Closing Date and in accordance with the foregoing terms, the Board of Directors of the Company held a meeting whereby four members of the Board of Directors of the Company resigned and the Board of Directors was expanded from nine to twelve Directors, DBCI nominated one Director, who was elected to the Board of Directors of the Company on the Escrow Closing Date, DBCI and New Mountain jointly nominated one other Director, who was elected to the Board of Directors of the Company on the Escrow Closing Date and New Mountain nominated four Directors, who were elected to the Board of Directors of the Company on the Escrow Closing Date.

          Under the terms of the Preferred Stock Purchase Agreement, from and after the Escrow Closing Date to the Closing Date, the Purchasers shall be entitled to the rights set forth in the Articles Supplementary (including, without limitation, representation on the Board of Directors of the Company as described above) as if the Preferred Stock were issued and outstanding on the Escrow Closing Date. Without limiting the foregoing, the Company shall not take any action that, if the Preferred Stock had been issued, would require the approval of the holders of the Preferred Stock without obtaining the prior written approval of the Purchasers.

          As described above, the Company will use up to $62,500,000 of its cash on hand and the $150,000,000 of the purchase price of the Preferred Stock, both of which are held in the Escrow Fund, to effect the Offer. All of the stock tendered to the Company will be canceled and returned to the status of authorized but unissued stock. Assuming that the minimum number of 7,175,000 shares are tendered, after the closing of the Offer, the amount of Common Stock outstanding will be reduced from 15,498,364 (the number of shares outstanding on February 28, 2001) to 8,323,264 shares. After the Closing, there will be authorized and outstanding 5,769,231 shares of Preferred Stock.

          Additionally, pursuant to the Preferred Stock Purchase Agreement, provided that the Company is current on its Preferred Stock dividend payments, the members of the Board of Directors elected by the holders of the Preferred Stock will approve the declaration and payment of the Company's regular quarterly dividend upon the recommendation of the directors not elected by the holders of the Preferred Stock.

          DBCI and New Mountain entered into a Shareholder's Agreement, dated as of March 16, 2001 (the "Shareholder's Agreement") whereby among other things, DBCI and New Mountain agreed that:

          (i) DBCI shall not in certain circumstances, without the prior written consent of New Mountain, directly or indirectly sell or transfer any securities in the Company purchased pursuant to the Preferred Stock Purchase Agreement, except for certain permitted transfers, which transfer restrictions shall lapse on the earlier of the date on which New Mountain owns less than 33% of the aggregate value of the Preferred Stock (or shares of Common Stock issuable upon the conversion thereof) to be purchased by it pursuant to the Preferred Stock Purchase Agreement and the date on which the Preferred Stock becomes redeemable by the Company pursuant to the Articles Supplementary (the "Transfer Restriction Lapse Date");

          (ii) until the Transfer Restriction Lapse Date, DBCI will have the right to participate pro-rata in certain sales of Preferred Stock (or shares of Common Stock issuable upon the conversion thereof) by New Mountain to a party that is not an affiliate of New Mountain and New Mountain will have the right to require DBCI to participate pro-rata in certain sales of Preferred Stock (or shares of Common Stock issuable upon the conversion thereof) by New Mountain to a party that is not an affiliate of New Mountain; and

          (iii) under the Shareholder's Agreement, New Mountain will be entitled to nominate 2/3rds (rounded to the nearest whole number) of the directors entitled to be nominated by the holders of the Preferred Stock, DBCI will be entitled to appoint 1/6th (rounded to the nearest whole number, with 0.5 rounded up to 1) of the directors entitled to be nominated by the holders of the Preferred Stock and, unless another purchaser joins the Preferred Stock Purchase Agreement, New Mountain and DBCI will be entitled to mutually appoint 1/6th of the directors entitled to be nominated by the holders of the Preferred Stock (rounded to the nearest whole number, with 0.5 rounded down to 0); and the rights to nominate directors by the holders of Preferred Stock may be adjusted for conversions of the Preferred Stock or the exercise of drag-along rights.

          The Shareholders Agreement is incorporated by reference herein and is filed as Exhibit 1 hereto.

          Pursuant to the Preferred Stock Purchase Agreement, the Board of Directors of the Company approved a charter amendment that, among other things, increased the authorized number of shares of preferred stock from 5 million to 8 million. The charter amendment was approved by the Company's shareholders on the Escrow Closing Date and will become effective immediately prior to the Closing. After the issuance of the shares of Preferred Stock under the Preferred Stock Purchase Agreement, there will be approximately 2.2 million shares of "blank check" preferred stock available for issuance.

          Although the charter amendment was not motivated by takeover concerns and is not considered by the Board of Directors of the Company to be an anti-takeover measure, the availability of additional authorized shares of preferred stock could enable the Board of Directors of the Company to make more difficult, discourage, or prevent an attempt by a person, group, or entity to obtain control of the Company by a merger, tender offer, proxy contest, or other means.

          The description of the Preferred Stock Purchase Agreement, other related agreements, other related documents and the transactions contemplated thereby ("the Transaction") are not intended to be complete, and are qualified throughout by reference to such documents. In addition, the Transaction is described in the Proxy Statement of the Company dated February 14, 2001 relating to a Special Meeting of Stockholders (the "Proxy Statement"), which has been filed with the SEC.

          Except as described above and elsewhere herein, neither the Reporting Persons nor, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).


Item 5.   Interest in Securities of the Issuer

          (a) DBCI's beneficial ownership of 8,175,000 shares of Common Stock, as a result of its shared voting power under the Irrevocable Proxy constitutes beneficial ownership of 52.8% of the total number of shares of outstanding Common Stock (based on the number of shares of Common Stock outstanding on February 28, 2001). Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DBCI. In addition, Taunus may be deemed to be the beneficial owner of 3,400 shares of Common Stock owned by Deutsche Banc Alex. Brown Inc., a wholly-owned subsidiary of Taunus ("DBAB"), which, when aggregated with the 8,175,000 shares of Common Stock DBCI beneficially owns that Taunus may be deemed to beneficially own, constitutes beneficial ownership of 52.82% of the total number of the shares of outstanding Common Stock (based on the number of shares of Common Stock outstanding on February 28, 2001). The Reporting Persons and New Mountain have shared voting power to vote or direct the vote of 8,175,000 shares of Common Stock. The Reporting Persons and New Mountain have the shared power to dispose or to direct the disposition of 7,175,000 shares of Common Stock.

          (b) DBAB has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,400 shares of Common Stock. Each of DBCI, DBCP L.P., DBCP Inc., and Taunus has the shared power to vote or direct the vote of 8,175,000 shares of Common Stock and each of DBCI, DBCP L.P., DBCP Inc., and Taunus has the shared power to dispose or to direct the disposition of 7,175,000 shares of Common Stock, and Taunus has the shared power with DBAB to vote or direct the vote of 3,400 shares of Common Stock and has the shared power with DBAB to dispose or to direct the disposition of 3,400 shares of Common Stock. The Reporting Persons and New Mountain may be deemed to comprise a group for the purposes of the voting power and dispositive power under the Irrevocable Proxy as they have shared power to vote or direct the vote of 8,175,000 shares of Common Stock and shared power to dispose or direct the disposition of 7,175,000 shares of Common Stock.

          New Mountain was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The address of the principal business and principal office of New Mountain is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

          (c) Within the past 60 days, DBAB, in the ordinary course of business and for its own account, made the following transactions with regard to the Company's Common Stock:

          (i) On March 1, 2001, took a short position on 200 shares of Common Stock at a price of $29.1875 per share for 100 shares and $29.69093 per share for the other 100 shares;

          (ii) On March 5, 2001, purchased 100 shares of Common Stock at a price of $29.5625 per share;

          (iii) On March 15, 2001, purchased 200 shares of Common Stock to cover its short position taken on March 1, 2001 at a price of $31.9375 per share; and

          (iv) On March 16, 2001, purchased 300 shares of Common Stock at a price of $31.50 per share.

          Except as described above, during the past sixty days, none of DBCI, DBCP L.P., DBCP Inc. nor Taunus, nor, to the best knowledge of DBCI, DBCP L.P., DBCP Inc., and Taunus, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock.

          (d) The Bailey Stockholders have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, 8,175,000 shares of Common Stock beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Preferred Stock Purchase Agreement. Pursuant to the Preferred Stock Purchase Agreement, the Company, among other things, agreed to issue and sell to DBCI 1,346,154 shares of its Preferred Stock, which are initially convertible into 1,346,154 shares of Common Stock. The Purchasers have preemptive rights with respect to certain issuances of Common Stock issued after the Closing. The Company shall take the actions reasonably requested by the Purchasers to enable them to sell the Preferred Stock or the Common Stock into which the Preferred Stock convert pursuant to and in accordance with Rule 144. The Preferred Stock Purchase Agreement contains covenants which are customary for similar transactions of its kind.

          Shareholders Agreement. Pursuant to the Shareholders Agreement, dated March 16, 2001, by and between DBCI and New Mountain, the Purchasers agreed to certain transfer restrictions with respect to the Preferred Stock and Common Stock issuable upon conversion thereof, DBCI granted to New Mountain a drag-along right in connection with certain sales by New Mountain of Preferred Stock and Common Stock issuable upon the conversion thereof, New Mountain granted to DBCI a tag-along right in connection with certain sales by New Mountain of Preferred Stock and Common Stock issuable upon the conversion thereof, agreed on the allocation of the Directors to be designated for nomination by the holders of the Preferred Stock as described in the Articles Supplementary and agreed on the method for exercising the registration rights to be granted by the Company to the Purchasers pursuant to a Registration Rights Agreement to be executed at the Closing.

          Support and Option Agreement. Pursuant to the Support and Option Agreement, the Bailey Stockholders agreed, among other things, to vote all of the shares of Common Stock owned by them or with respect to which they have the right to vote or direct the voting in favor of the transactions contemplated by the Preferred Stock Purchase Agreement and against any action inconsistent therewith, granted to the Purchasers an irrevocable option, beginning on the Closing Date, to purchase up to 1,000,000 shares of Common Stock in the aggregate at a purchase price of $30.00 per share at any time prior to the third anniversary of the Closing Date, and agreed to tender 7,175,000 shares of Common Stock in connection with the Offer, upon the request of the Purchasers.

          Irrevocable Proxy. Pursuant to the Irrevocable Proxy, the Bailey Stockholders, who own an aggregate of approximately 52.8% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on February 28, 2001), granted the Irrevocable Proxy to DBCI and New Mountain to vote all of their Common Stock with respect to matters set forth in the Support and Option Agreement, which Irrevocable Proxy shall terminate on the Closing Date.

Item 7.   Material to be Filed as Exhibits

          The following exhibits are filed with this statement:

          1. Shareholder's Agreement, dated March 16, 2001 by and between New Mountain Partners L.P. and DB Capital Investors L.P.

          The following items are incorporated herein by reference:

          1. Irrevocable Proxy from Ron K. Bailey and Beverly W. Bailey to New Mountain Partners, L.P. and DB Capital Investors, L.P., dated March 16, 2001 (incorporated by reference to Exhibit 10.1 to the Current Report on Forms 8-K filed by Strayer Education, Inc. on March 16, 2001 (File No. 000-21039)).

          2. Support and Option Agreement, dated as of November 28, 2001, by and among, Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to
Exhibit 10.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

          3. Preferred Stock Purchase Agreement, dated as of November 28, 2001, by and among, Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

          4.  Form of  Articles  Supplementary  (incorporated  by  reference  to
Exhibit 3.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 26, 2001



                                              TAUNUS CORPORATION



                                              By: /s/ James T. Byrne, Jr.
                                                 -------------------------------
                                                 Name:   James T. Byrne, Jr.
                                                 Title:  Secretary

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001




                                                  DB CAPITAL PARTNERS, INC.



                                                  By: /s/ Charles Ayres
                                                     ---------------------------
                                                     Name:  Charles Ayres
                                                     Title:   Managing Director

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001




                                      DB CAPITAL PARTNERS, L.P.

                                              By:    DB CAPITAL PARTNERS, INC.,
                                                     its General Partner


                                              By: /s/ Charles Ayres
                                                 -------------------------------
                                                   Name:  Charles Ayres
                                                   Title:    Managing Director

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001




                                       DB CAPITAL INVESTORS, L.P.

                                               By:    DB CAPITAL PARTNERS, L.P.
                                                      its General Partner

                                               By:    DB CAPITAL PARTNERS, INC.,
                                                      its General Partner



                                               By: /s/ Charles Ayres
                                                  ------------------------------
                                                    Name:  Charles Ayres
                                                    Title:    Managing Director

          The following table sets forth a list of each general partner of DBCI and DBCP L.P. and executive officers and directors of Taunus and DBCP, Inc., which contains the following information with respect to each such person: (i) name; (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                                       A.
                            General Partners of DBCI

                                                                    Present principal occupation or employment
Name/Position                          State of Organization        and name and business address of employer
-------------                          ---------------------        ------------------------------------------
DB Capital Partners, L.P.              Delaware                     130 Liberty Street, 25th Floor
General Partner                                                     New York, New York  10006


                                       B.
                          General Partners of DBCP L.P.

                                                                    Present principal occupation or employment
Name/Position                          State of Organization        and name and business address of employer
-------------                          ---------------------        ------------------------------------------
DB Capital Partners, Inc.              Delaware                     130 Liberty Street, 25th Floor
General Partner                                                     New York, New York  10006

                                       C.
                  Executive Officers and Directors of DBCP Inc.

                                                                    Present principal occupation or employment
Name/Position                          Citizenship                  and name and business address of employer
-------------                          -----------                  ------------------------------------------
Charles Ayres/                         United States                Managing Director of
Managing Director                                                   DB Capital Partners, Inc.
                                                                    130 Liberty Street, 25th Floor
                                                                    New York, New York  10006

James Edward Virtue/                   United States                Managing Director and President of DB Capital
Managing Director                                                   Partners, Inc.
                                                                    130 Liberty Street, 25th Floor
                                                                    New York, New York  10006


                                       D.
                   Executive Officers and Directors of Taunus

                                                                    Present principal occupation or employment
Name/Position                          Citizenship                  and name and business address of employer
-------------                          -----------                  ------------------------------------------
Richard W. Ferguson/                   United States                Managing Director, Treasurer of the Americas of
Director and Treasurer                                              Deutsche Bank AG,
                                                                    New York Branch
                                                                    31 West 52nd Street
                                                                    New York, NY 10019

John A. Ross/                          United States                Corporate Chief Operating Officer, Deutsche Bank AG
Director, President and Chief                                       New York Branch
Executive Officer                                                   31 West 52nd Street
                                                                    New York, NY 10019

Troland S. Link/                       United States                Managing Director and General Counsel of Deutsche
Vice President                                                      Bank AG,
                                                                    New York Branch
                                                                    31 West 52nd Street
                                                                    New York, NY 10019

Douglas R. Barnard/ Director and       United States                Managing Director, Controller of the Americas,
Chief Financial Officer                                             Deutsche Bank AG
                                                                    31 West 52nd Street
                                                                    New York, New York 10019

Thomas A. Curtis/                      United States                Managing Director, Head of Corporate and Regulatory
Director                                                            Affairs of the Americas, Deutsche Bank AG,
                                                                    New York Branch
                                                                    31 West 52nd Street
                                                                    New York, NY 10019

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------
1.                  Shareholder's  Agreement,  dated March 16, 2001 by and  between  New  Mountain  Partners
                    L.P. and DB Capital Investors L.P.

2.                  Irrevocable  Proxy from Ron K. Bailey and Beverly W.  Bailey to New  Mountain  Partners,
                    L.P. and DB Capital  Investors,  L.P.,  dated March 16, 2001  (incorporated by reference to Exhibit 10.1 to the Current  Report on Form 8-K filed by Strayer  Education,  Inc. on
                    March 16, 2001 (File No. 000-21039)).

3.                  Support and Option  Agreement,  dated as of November  28,  2000,  by and among,  Strayer
                    Education,  Inc., Ron K. Bailey,  Beverly W. Bailey, New Mountain Partners,  L.P. and DB
                    Capital  Investors,  L.P  (incorporated  by  reference  to Exhibit  10.01 to the Current
                    Report on Form 8-K filed by  Strayer  Education,  Inc.  on  December  8, 2000  (File No.
                    000-21039)).

4.                  Preferred  Stock  Purchase  Agreement,  dated as of  November  28,  2000,  by and among,
                    Strayer  Education,  Inc., New Mountain  Partners,  L.P. and DB Capital  Investors,  L.P
                    (incorporated  by reference  to Exhibit 2.01 to the Current  Report on Form 8-K filed by
                    Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

5.                  Form of  Articles  Supplementary  (incorporated  by  reference  to  Exhibit  3.01 to the
                    Current  Report on Form 8-K filed by Strayer  Education,  Inc. on December 8, 2000 (File
                    No. 000-21039)).